AGREEMENT

This Agreement (this “Agreement”) is made and entered into as of April 8, 2009, by and among First Manhattan Co. (a long-term value oriented investor), First BioMed Management Associates, LLC and First BioMed, L.P. (collectively “First Manhattan”), and Aspect Medical Systems, Inc., a Delaware corporation (the “Company”).

RECITALS

A.     The Company has postponed its 2009 Annual Meeting (the “2009 Annual Meeting”) to a date no earlier than May 29, 2009.

B.     First Manhattan beneficially owns in the aggregate 2,361,570 shares of common stock of the Company and has given notice it intends to nominate three directors and present two shareholder proposals at the 2009 Annual Meeting.

C.     The parties hereto agree that it is in the best interests of all stockholders of the Company to come to an amicable agreement with respect to the 2009 Annual Meeting.

NOW THEREFORE, the parties hereby agree as follows:

1.     The Company will hold the 2009 Annual Meeting on June 5, 2009.

2.     The Company agrees, and represents and warrants that the Board of Directors of the Company (the “Board”) has agreed, that (a) Jon C. Biro and Melvin L. Keating (collectively, the “Designated Directors”) will be nominated as directors of the Company, together with Nassib G. Chamoun, for election at the 2009 Annual Meeting, for terms that will expire in 2012 and (b) neither the Company nor its Board will take any action that would shorten the terms of the Designated Directors or Vincent P. Scialli or any other nominee of First Manhattan pursuant to this Agreement, provided that this clause (b) shall not prevent the Board from recommending to stockholders that a given director be removed for cause if directors, after consultation with counsel, determine in good faith that their fiduciary duties require it. The Company shall use all reasonable best efforts to ensure that the Designated Directors are elected at the 2009 Annual Meeting, including, without limitation, recommending that the Company’s stockholders vote in favor of the election of the Designated Directors and causing all proxies received by the Company to be voted in favor of the Designated Directors, unless the proxy provides otherwise.

3.     The Company represents and warrants that it has received the irrevocable resignations of David W. Feigal, Jr., M.D. from the class of directors up for election in 2010 and of Boudewijn L.P.M Bollen from the class of directors up for election in 2011, in each case effective immediately prior to the 2009 Annual Election. The Company agrees, and represents and warrants that the Board has agreed, to elect James J. Mahoney, Jr. for a term ending at the annual meeting of stockholders in 2010 and Mr. Scialli for a term ending at the annual meeting of stockholders in 2011 to fill the vacancies created by those resignations, in each case effective immediately prior to the 2009 Annual Meeting.

The Company further agrees, and represents and warrants that the Board has agreed, to nominate Mr. Scialli for re-election in 2011, unless the members of the Corporate Governance and Nominating Committee, after consulting with counsel, shall reasonably determine in good faith at such time that Mr. Scialli could not reasonably be deemed to meet the criteria for considering a candidate to be qualified to serve as a director set forth in the Company’s Corporate Governance Guidelines and Director Qualification Standards (in the form they appeared on the Company’s public website on April 3, 2009), in which case First Manhattan shall be entitled to designate another individual reasonably deemed to be qualified by the Board who the Board will nominate for election in 2011.

4.     The Company agrees, and represents and warrants that the Board has agreed, that if any of the Designated Directors or Mr. Scialli become unable to serve prior to the 2009 Annual Meeting or cease to serve at some point before the 2012 election, First Manhattan shall be entitled to designate an individual reasonably deemed to be qualified by the Board (after taking into consideration the Company’s criteria for the selection of directors) that the Board will then nominate for election or elect to fill such vacancy.

5.     Following the nominations of the Designated Directors referred to above, First Manhattan agrees to withdraw its nominations and proposals with respect to the 2009 Annual Meeting and not to solicit proxies or make any other proposals at the 2009 Annual Meeting. The Company agrees not to make any other proposals at the 2009 Annual Meeting other than the ratification of the selection of the registered public accounting firm, the repricing of stock options limited to non-executive employees and the amendment of the bylaws referred to below. First Manhattan agrees to vote all of its shares at the 2009 Annual Meeting for the Designated Directors and the foregoing proposals. The Company represents and warrants that the Company’s officers and directors have agreed to vote all of their shares for the Designated Directors and the bylaw amendment referred to below.

6.     The Company agrees, and represents and warrants that the Board has agreed, that until the 2011 Annual Meeting of the Company, the size of the Board will not be increased beyond nine members unless at least eight members approve the increase.

7.     The Company agrees, and represents and warrants that the Board has agreed, that Mr. Biro will become a member of the Audit Committee of the Board, Mr. Scialli will become a member of the Corporate Governance and Nominating Committee of the Board and Mr. Keating will become a member of the Compensation Committee of the Board.

8.     The Company agrees, and represents and warrants that the Board has agreed, that the Board will establish a special committee, at a Board meeting which will be held immediately following the 2009 Annual Meeting, whose members shall consist of John O’Connor, Mr. Keating and a third independent director selected by the Board, to study ways to optimize the Company’s capital structure and pursue strategic planning, which committee shall consider, without limitation, share repurchases, cost reductions, acquisitions, debt repurchases, debt issuances, and debt restructuring. The special committee will make recommendations to the entire board of directors, and will be entitled to engage separate counsel and advisors as is the case under the Company’s existing committee charters.

9.     The Company agrees, and represents and warrants that the Board has agreed, to recommend to shareholders at the 2009 Annual Meeting the amendment of Section 1.2 of its by-laws to read as follows:

1.2     Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chairman of the Board or the President, which date shall not be a legal holiday in the place where the meeting is to be held and which date shall not be later than May 25 in any year, and shall not be adjourned without the vote of the holders of a majority in voting power of the shares represented in person or by proxy at such meeting; provided, however, that (a) if the filing of the corporation’s Form 10-K is delayed beyond March 31 in any year, the Board of Directors may extend the May 25 deadline in that year by up to a number of days equal to the number of days between March 31 and the date that Form 10-K is actually filed, but in no event may the Board of Directors extend the deadline beyond June 9 of that year, and (b) the Board of Directors may extend the May 25 deadline in any year if the Board of Directors, after consulting with counsel and financial advisers, reasonably determines in good faith that the corporation has material non-public information the premature disclosure of which would be against the best interests of the corporation and its stockholders and that the delay is necessary (and is no longer than necessary) in order to avoid a premature disclosure that would be against the best interests of the corporation and its stockholders, but in no event may the Board of Directors extend the deadline beyond June 9 of that year. Notwithstanding Section 6.1 of these By-Laws, and notwithstanding any other provision of law, the Certificate of Incorporation or these By-Laws, either the affirmative vote of the holders of at least fifty percent (50%) of the shares of the capital stock of the corporation issued and outstanding and entitled to vote or approval by a number of directors at least equal to 80% of the full size of the board (counting any vacant seats as part of the full board for this purpose) shall be required to amend or repeal, or to adopt any provision inconsistent with, this Section 1.2.

The Company shall use all reasonable best efforts to ensure that the bylaw amendment is approved at the 2009 Annual Meeting, including, without limitation, recommending that the Company’s stockholders vote in favor of the bylaw amendment and causing all proxies received by the Company to be voted in favor of the bylaw amendment, unless the proxy provides otherwise.

10.     The Company shall reimburse First Manhattan for its reasonable, documented and actual out-of-pocket fees and expenses incurred prior to the execution hereof in connection with the shareholder proposals and nominations, the negotiation of this Agreement and the preparation and filing of all filings required by the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder, including work done in preparation of filing proxy materials, up to $250,000.

11.     The Company agrees, and represents and warrants that the Board has agreed, that the Company’s Corporate Governance and Nominating Committee will continue its ongoing evaluation of the Company’s governance provisions in light of present trends in corporate governance.

12.     The parties hereto agree to issue the joint press release in the form attached as Exhibit A. The parties hereto agree not to say anything disparaging about each other in connection with the matters contained herein or the negotiations leading up to this Agreement.

13.     First Manhattan shall keep confidential all Confidential Information learned through Board participation of the Designated Directors and Mr. Scialli or otherwise in confidence from the Company and its representatives, unless disclosure is required by applicable laws or regulations or by a regulator having jurisdiction over First Manhattan. The term “Confidential Information” shall mean any information that is confidential to the Company; provided that Confidential Information will not include information which (i) becomes lawfully available to the public other than as a result of a disclosure by First Manhattan or its representatives, (ii) was lawfully available to First Manhattan on a non-confidential basis prior to its disclosure by the Company or its representatives or (iii) lawfully becomes available to First Manhattan on a non-confidential basis from a source other than the Company or the Company’s representatives or agents, provided that such source is not bound by a confidentiality agreement with the Company of which First Manhattan has been made aware.

14.     The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not strictly performed in accordance with its terms and that each party to this Agreement shall be entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the performance of the provisions hereof in any federal court located in Delaware or in any Delaware state court, in addition to any other remedy to which any party may be entitled at law or in equity. In addition, the nonperforming party shall pay the costs of the other party in obtaining such injunction and/or specific performance.

15.     The parties to this Agreement agree that any suit, action or proceeding to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement may be brought only in a federal court located in Delaware or in any Delaware state court, and each party irrevocably consents to the jurisdiction of such courts (and of the appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives any objection it may now or hereafter have to the laying of venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

16.     This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to any conflict of law rules that would otherwise cause the application of the laws of any other state.

17.     The Company shall have the right to terminate this Agreement by delivering a written notice of termination at any time on or after the earlier of (a) the date on which the 2012 annual meeting of stockholders of the Company is held and (b) the first date on which First Manhattan no longer beneficially owns (within the meaning of Section 13(d) of the Securities and Exchange Act of 1934 and rules 13d-3 and 13d-5 thereunder) at least 500,000 shares of common stock of the Company (appropriately adjusted if the Company effects any stock splits, reverse stock splits or other transactions that change the number of shares of common stock of the Company that First Manhattan beneficially owns). If (and only if) the Company terminates this Agreement pursuant to clause (b) of the preceding sentence, First Manhattan shall cause Mr. Scialli to immediately offer his written resignation as director of the Company, and this covenant shall survive such termination.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

FIRST MANHATTAN CO.

By FIRST MANHATTAN LLC,
General Partner

By: /s/ Neal K. Stearns

 Name: Neal K. Stearns

 Title: Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC

By FIRST MANHATTAN CO.,
Co-Managing Member

By FIRST MANHATTAN LLC,
General Partner

By: /s/ Neal K. Stearns

 Name: Neal K. Stearns

 Title: Managing Member

FIRST BIOMED, L.P.

By FIRST BIOMED MANAGEMENT ASSOCIATES, LLC
General Partner

By FIRST MANHATTAN CO.,
Co-Managing Member

By FIRST MANHATTAN LLC
General Partner

By: /s/ Neal K. Stearns

 Name: Neal K. Stearns

 Title: Managing Member

ASPECT MEDICAL SYSTEMS, INC.

By: /s/ Nassib G. Chamoun

 Name: Nassib G. Chamoun

 Title: President & Ceo

EXHIBIT A

ASPECT MEDICAL SYSTEMS AND FIRST MANHATTAN REACH AGREEMENT

NORWOOD, Mass. & NEW YORK – April 9, 2009 – Aspect Medical Systems, Inc. (NASDAQ: ASPM) (“Aspect”) and First Manhattan Co. (“First Manhattan”), which beneficially owns approximately 13.6% of the Company’s outstanding shares, today announced that they have entered into an agreement in connection with the Company’s 2009 Annual Meeting of Shareholders.

Under the terms of the agreement, Aspect will nominate the following three individuals at the 2009 Annual Meeting: Nassib G. Chamoun, Aspect’s President and Chief Executive Officer, and two new independent director candidates who had been proposed by First Manhattan and were interviewed by Aspect’s Board and recommended by its Nominating and Governance Committee: Jon C. Biro, a highly regarded financial executive who is currently Executive Vice President and Chief Financial and Accounting Officer of Consolidated Graphics, Inc. (NYSE: CGX), and Melvin L. Keating, a broadly experienced public company executive and director who was the President and Chief Executive Officer of Alliance Semiconductor Corporation and, before that, the Executive Vice President and CFO of Quovadx Inc. (a healthcare IT company) and who is an advisor to private equity funds.  Aspect also agreed to appoint Vincent P. Scialli, Managing Director of First Manhattan, to the class of directors whose term will expire in 2011 immediately prior to the Annual Meeting.  Aspect has also agreed to nominate Mr. Scialli for re-election when his term expires in 2011, subject to certain conditions.

Aspect’s Board of Directors will remain comprised of nine directors, and with the addition of Messrs. Biro, Keating and Scialli, two current Aspect directors, Boudewijn L.P.M. Bollen and David W. Feigal, Jr. will resign from the Board effective immediately prior to the 2009 Annual Meeting. In addition, Michael Esposito and James J. Mahoney, Jr. will not stand for re-election at the 2009 Annual Meeting. Immediately prior to the 2009 Annual Meeting, Mr. Mahoney will be elected to the class of directors whose term will expire in 2010.

Under the agreement, one of First Manhattan’s nominees will be appointed to each of the Board’s Committees, including a new Special Committee that will be established to continue to advance the Aspect Board’s ongoing work to study ways to optimize the Company’s capital structure and pursue strategic planning. In addition, Aspect’s Board has agreed to propose a Bylaw at the Company’s 2009 Annual Meeting providing that, subject to limited exceptions or approval of 80% of the Board, future annual meetings will be held no later than May 25 in each year.

As part of the agreement, First Manhattan has agreed not to solicit proxies or make proposals in connection with Aspect’s 2009 Annual Meeting. First Manhattan and the directors and officers of Aspect have each agreed to vote their shares in favor of nominees and all of the proposals to be presented to shareholders at the Annual Meeting.

“We are pleased that this matter has been resolved in a friendly and constructive manner,” said J. Breckenridge Eagle, Aspect’s Chairman of the Board. “We thank First Manhattan for working with us in a spirit of business partnership for the benefit of the Company and all Aspect shareholders. We welcome the prospect of Jon Biro, Mel Keating and Vince Scialli joining Aspect’s Board and look forward to working with our new directors and benefiting from their insight and experience. Aspect’s Board and management team remain committed to enhancing value for all Aspect shareholders.”

Mr. Eagle added, “On behalf of Aspect’s Board and management team, I want to thank Boudewijn, Mike and David for their years of service as directors of Aspect. We greatly appreciate their contributions and unwavering commitment to the Company. All shareholders have benefited enormously from their participation.”

Dr. Sam Colin, Senior Managing Director of First Manhattan said, “We have worked closely with Aspect’s Board and its CEO to achieve a mutually desirable outcome. We commend John O’Connor, Chair of Aspect’s special committee, and Aspect’s President and Chief Executive Officer, Nassib Chamoun, for the detailed attention they gave to shareholder concerns and the meaningful steps the Board has taken. These discussions reinforce our confidence in the Company. We believe their actions demonstrate a commitment to shareholder friendly corporate governance that investors should find attractive. We look forward to continuing our relationship with the Company as it works to deliver increasing value for patients, anesthesia professionals, employees and shareholders.”

Aspect’s 2009 Annual Meeting will be held on Friday, June 5, 2009, beginning at 9:00 a.m. Eastern Time. The record date for determining eligibility to vote at the 2009 Annual Meeting will be April 13, 2009.

The complete agreement will be included as an exhibit to the Company’s Current Report on Form 8-K to be filed with the Securities and Exchange Commission.

Jon C. Biro
Mr. Biro has served as Executive Vice President, Chief Financial and Accounting Officer, Treasurer and Secretary of Consolidated Graphics, Inc. (NYSE: CGX) (“Consolidated Graphics”), a public company and a leading commercial printer with operations in the United States, Canada and the Czech Republic, since January 2008.  Prior to joining Consolidated Graphics, Mr. Biro held several executive positions with ICO, Inc. (“ICO”), a public company specializing in the manufacturing of specialty resins and concentrates. From April 2002 to January 2008, Mr. Biro was the Chief Financial Officer and Treasurer of ICO and served as its Interim Chief Executive Officer from July 2003 to February 2004 and as a director from 2003 to January 2008. From September 1996 to April 2002, Mr. Biro was employed as Senior Vice President, Chief Accounting Officer and Treasurer of ICO, and from October 1994 to September 1996, he was employed as Controller of ICO. Prior to his employment with ICO, Mr. Biro was employed by PriceWaterhouseCoopers LLP.  Mr. Biro is a certified public accountant and received a M.S. in Accountancy from the University of Houston in 1991 and his B.A. in Psychology from the University of Texas in 1988.

Melvin L. Keating
Mr. Keating served as the President and Chief Executive Officer of Alliance Semiconductor Corporation, a worldwide manufacturer and seller of semiconductors, from January 2006 to September 2008 and as Interim President from October 2005 to January 2006. From April 2004 to September 2005, Mr. Keating served as Executive Vice President, Chief Financial Officer and Treasurer of Quovadx Inc., a healthcare software company. Mr. Keating was employed as a strategy consultant for Warburg Pincus Equity Partners (“Warburg”) from 1997 to 2004, providing acquisition and investment target analysis and transactional advice while also serving on the Board of Directors and chairing the audit committee of Price Legacy, a public REIT principally owned by Warburg. Mr. Keating is currently a director of LCC International Inc., (“LCC”), where he serves on LCC’s Audit and Compensation Committees and as Chairperson of its Finance Committee, and a director of White Electronic Designs Corporation, where he serves on the Operations and Audit Committees. Mr. Keating earned his B.A. degree in History of Art from Rutgers University in 1967 and received both his M.S. degree in Accounting and his M.B.A degree in Finance from the Wharton School at the University of Pennsylvania in 1968 and 1970, respectively.

Vincent P. Scialli, CFA
Mr. Scialli currently is a Managing Director of First Manhattan Co. (FMC) and performs equity research and portfolio management duties for FMC’s FirstHealth and FirstBioMed investment entities. Before joining FMC in February of 2005, Mr. Scialli worked for Lord, Abbett & Co. LLC starting in May 2001 where his last role was Vice President and Assistant Portfolio Manager. Mr. Scialli’s primary focus was to research and manage healthcare investments for Lord, Abbett’s small cap core equity team. From June 2000 to May 2001, Mr. Scialli worked as a Senior Research Analyst for Bear Stearns where he analyzed healthcare service companies for the firm’s Equity Research group. From 1992 to 2000, Mr. Scialli worked in various financial and investment analyst positions including equity research, for the Prudential Asset Management Group, a division of Prudential Financial (NYSE: PRU). Mr. Scialli received a B.S. in Business Administration from Seton Hall University in 1992 and he earned the Chartered Financial Analyst designation (CFA) in 1998. Mr. Scialli is a member of the New York Society of Security Analysts (NYSSA).

ABOUT ASPECT MEDICAL SYSTEMS, INC.
Aspect MedicalSystems, Inc. (NASDAQ: ASPM) is a global market leader in brain monitoring technology. To date, the Company’s Bispectral Index (BIS) technology has been used to assess approximately 31 million patients and has been the subject of over 3,100 published articles and abstracts. BIS technology is installed in approximately 80 percent of hospitals listed in the July 2008 U.S News and World Report ranking of America’s Best Hospitals and in approximately 71 percent of all domestic operating rooms. In the last twelve months BIS technology was used in approximately 19 percent of all U.S. surgical procedures requiring general anesthesia or deep sedation. Aspect Medical Systems has OEM agreements with nine leading manufacturers of patient monitoring systems. The Company is also investigating how other methods of analyzing brain waves may aid in the diagnosis and management of neurological diseases, including depression and Alzheimer’s disease. For more information, visit Aspect’s website at http://www.aspectmedical.com.

ABOUT FIRST MANHATTAN CO.
First Manhattan Co. (FMC) specializes in providing professional investment management services to individuals as well as partnerships, trusts, retirement accounts and institutional clients.  The firm manages investments in securities for accounts that range from under $1 million to over $100 million with a primary focus on managing assets for long-term capital appreciation.  FMC utilizes a value-oriented approach to investing, relying on fundamental research, thorough, accounting-oriented financial analysis and the exercise of sound judgment.  The firm's investment approach has served its clients' interests for more than four decades.  For more information, visit FMC's website at http://www.firstmanhattan.com.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING INFORMATION
Certain statements in this release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 and may involve risks and uncertainties, including without limitation statements with respect to: the proposals to be considered at the Annual Meeting of Stockholders; the expected benefits of the agreement between Aspect and First Manhattan; and Aspect’s plans and strategies for future growth, prosperity and the creation of shareholder value. There are a number of factors that could cause actual results to differ materially from those indicated by these forward-looking statements. For example, one or more of the nominees may be unable to stand for election or fulfill his service as a director, if elected; Aspect’s proposals, including with respect to the director nominees, may fail to achieve the requisite stockholder approval at the Annual Meeting; disputes may arise with regard to the terms of the agreement, which could result in unplanned expenses for Aspect and undue distraction of the board and management; and the Special Committee may not be successful in its efforts to optimize Aspect’s capital structure and pursue strategic planning. There are other factors that could cause Aspect’s actual results to vary from its forward-looking statements, including without limitation those set forth under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 as filed with the Securities and Exchange Commission.

In addition, the statements in this press release represent Aspect’s expectations and beliefs as of the date of this press release. Aspect anticipates that subsequent events and developments may cause these expectations and beliefs to change. However, while Aspect may elect to update these forward-looking statements at some point in the future, it specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Aspect’s expectations or beliefs as of any date subsequent to the date of this press release. Aspect, Bispectral Index and BIS are registered trademarks of Aspect Medical Systems, Inc. All other trademarks, service marks and company names are the property of their respective owners.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Aspect plans to file with the SEC and mail to its stockholders a proxy statement relating to its 2009 Annual Meeting of Stockholders. The proxy statement will contain important information about Aspect and the matters to be acted upon at the meeting. Investors and security holders are urged to read the proxy statement carefully when it is available.

Investors and security holders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Aspect through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of these documents from Aspect by contacting Investor Relations Department, Aspect Medical Systems, Inc, One Upland Road, Norwood Massachusetts 02062, telephone: (617) 559-7000.

Aspect, and its respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the matters to be voted on at any meeting of Aspect stockholders. Information regarding Aspect’s directors and executive officers is contained in Aspect’s Form 10-K for the year ended December 31, 2008 and its proxy statement dated April 17, 2008 relating to the 2008 Annual Meeting of Stockholders, each of which has been filed with the SEC. As of January 31, 2009, Aspect’s directors and executive officers beneficially owned approximately 3,264,501 shares, or 17.0%, of Aspect’s common stock. A more complete description will be available in the proxy statement relating to the 2009 Annual Meeting of Stockholders.

CONTACTS:

Aspect Medical Systems J. Neal Armstrong VP, CFO 617-559-7162 Matthew Sherman / Andi Salas Joele Frank, Wilkinson Brimmer Katcher 212-355-4449	First Manhattan Sam Colin, M.D. Senior Managing Director 212-756-3244

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